Supplemental Proxy Information (Unaudited)
The Annual Meeting of the Stockholders of The Turkish
Investment Fund, Inc., was held on June 21, 1999. The following is a summary of each proposal presented and the total number of shares voted:

Proposal:	Votes           Votes        Votes           Votes
        in Favor of	     Against       Withheld    Abstained
1.  To elect the following Directors:
Peter J. Chase 	4,238,939		-		227,222		-
David B. Gill 	4,237,869		-		228,292		-
Michael F. Klein 4,238,606	-		227,555		-


2.  To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the Fund
4,349,618			61,724			-		54,819